SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

James B. Wigdale, Jr.

205 East Wisconsin Avenue, Suite 210

Milwaukee, Wisconsin 53202

(414) 347-1943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 25536K303		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Lakefront Partners, LLC 39-1943555
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,909,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,909,462
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,909,462
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON OO

SC 13D

CUSIP No. 25536K303		Page 3 of 4 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James B. Wigdale, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,161,250 (1)
	8	SHARED VOTING POWER 3,909,462
	9	SOLE DISPOSITIVE POWER 1,161,250 (1)
	10	SHARED DISPOSITIVE POWER 3,909,462
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,070,712(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14		TYPE OF REPORTING PERSON IN

(1)

Includes currently exercisable options for 50,000 common shares.

SC 13D

CUSIP No. 25536K303	Page 4 of 4 Pages

This Amendment No. 7 filed by Lakefront Partners, LLC, a Wisconsin limited liability company ("Lakefront") and James B. Wigdale, Jr. ("Wigdale") (collectively, the "Reporting Persons") relates to the common stock, no par value (the "Common Stock"), of  Diversinet Corp., a corporation organized under the laws of the province of Ontario, Canada  ("Diversinet"), and amends and supplements Amendment No. 6 to Schedule 13D originally filed by the Reporting Persons on July 3, 2008.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Since the date of filing of Amendment No. 6 to the Schedule 13D dated June 26, 2008, Lakefront withdrew its exercise of warrants to purchase 58,000 shares of Common Stock and, consequently, the related purchase of shares was rescinded.  Accordingly, the purpose of this amendment is to amend and restate in its entirety Item 3 of the Schedule 13D as set forth below.

Item 3.

Source and Amount of Funds or Other Consideration

On June 26, 2008, Diversinet issued options to purchase 600,000 shares of Common Stock to Wigdale under Diversinet’s Share Option Plan at an exercise price of $0.60 per share.  The options will become exercisable as to 25% of the shares covered by the options on each of the first four anniversaries of the date of issuance and expire five years after the date of issuance.  On June 30, 2008, Lakefront’s warrants to purchase 666,667 shares of Common Stock expired.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008

Lakefront Partners, LLC

By:   /s/ James B. Wigdale, Jr.

        James B. Wigdale, Jr.*

        President

Dated: July 30, 2008

/s/ James B. Wigdale, Jr.

        James B. Wigdale, Jr.*

*Pursuant to previously filed Joint Filing Agreement.

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